Exhibit 99.1

GDS Announces Landmark US$587 Million Equity Raise For its International Business

Shanghai, China, March 26, 2024 -- GDS Holdings Limited (the “Company” or “GDSH”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that GDSH’s wholly-owned subsidiary, DigitalLand Holdings Limited (“GDS International” or “GDSI”), that acts as the holding company for GDSH’s international data center assets and operations, has entered into definitive agreements for certain institutional private equity investors (the “Investors”) to subscribe for US$587 million of Series A convertible preferred shares (the “Series A”) newly issued by GDSI. This transaction is a significant step forward in the Company’s strategy to obtain dedicated financing for the development of its international business on a standalone basis.

GDS International was established in 2022 with its corporate headquarters in Singapore. Its portfolio currently comprises 330 MW of data center capacity in service and under construction and a further 340 MW held for future development across strategic locations in, among others, Hong Kong, Singapore, Malaysia (Johor), and Indonesia (Batam). GDSI has secured commitments and reservations from global and China customers for over 200 MW of capacity, of which over 70 MW is already revenue-generating.

The Series A subscription price implies a pre-money equity valuation for GDSI of US$750 million, which is approximately US$3.92 per American Depositary Share of GDSH. GDSI’s implied post-money enterprise valuation, including GDSI’s forecast net debt of around US$935 million at the end of 2024, is around US$2.3 billion, which is equivalent to around 24 times GDSI’s forecast Adjusted EBITDA for the full year 2025.

As of December 31, 2023, GDSH had provided a total of approximately US$595 million of inter-company funding to GDSI, comprising approximately US$411 million of paid-up share capital and US$184 million of shareholder loans and other payables. On a pro forma basis including the proceeds of the Series A new issue, GDSI will have a total paid-up share capital of approximately US$1.0 billion and will be sufficiently well-capitalized to complete the development of its current portfolio of data center capacity in service and under construction, without requiring further inter-company funding from GDSH. The shareholder loans and other payables due from GDSI to GDSH at the closing of the transaction (the “Closing”) will be repaid immediately after the Closing out of the proceeds of the Series A new issue.

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Post-Closing and on an as-converted basis, GDSH will own approximately 56.1% of the equity interest of GDSI in the form of ordinary shares. The remaining 43.9% equity interest will be held in the form of Series A shares by the Investors, including Hillhouse, Rava Partners, Boyu, Princeville Capital, Tekne Capital, among others. GDSI expects to establish an equity incentive plan which provides for the grant of options exercisable for such number of ordinary shares representing up to 15% of its issued share capital as of the Closing at the Series A subscription price.

GDSH and certain Investors will have the right to appoint directors to the Board of GDSI proportionate with their ownership. Mr. William Huang will continue in his role as Chairman of the Board of GDSI. Each Series A share will be entitled to one vote and will be convertible into one ordinary share of GDSI at any time at the holder’s option. All Series A shares will automatically convert into ordinary shares of GDSI at, or following, completion of GDSI’s IPO, subject to certain conditions.

“I am delighted to announce this landmark capital raising which is a big step forward in our strategy to obtain dedicated financing for the development of our international business on a standalone basis,” said Mr. William Huang, Chairman and CEO of GDSH and Chairman of GDSI. “Within a short period of time, we have established market-leading positions in the major hub markets of Hong Kong and Singapore-Johor-Batam. We see tremendous opportunities for growth in these markets as well as in other new markets which we are currently evaluating. This equity issue benchmarks the significant value which we have created for our shareholders. We look forward to additional achievements by our international business, further emulating our success in China.”

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The Closing is expected to occur as soon as the closing conditions provided in the definitive agreements are satisfied. It is expected that the Series A issuance will be exempted from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act.

The Series A shares and the ordinary shares deliverable upon conversion of the Series A shares have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

GDSI’s financial and legal advisors for this transaction are Morgan Stanley Asia Limited and White & Case, respectively.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

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